





Marcelo Ribeiro

Owner at RubyThree. CTO - Co-Founder at Calroo

Mountain View, California

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RubyThree

Universidade de São Paulo

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154 connections

I am a software engineer, product manager and technologist with more than 15 years of experience. I have a different passion for Ruby, Javascript, Java Enterprise, iOS and Android. And now I love Silicon Valley. I am looking to connect with entrepreneurs, adventurers and crazy dreamers who, just like m...

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Experience

Director Of Software Development
RubyThree
Apr 2011 – Present • 7 yrs 2 mos
Dublin, California

http://www.rubythree.com

At RubyThree I have been leading teams developing and delivering applications in various technologies such as Ruby on Rails, iOS Native, Android Native and EmberJS front end applications.

CTO - Co-Founder
Calroo
Feb 2018 – Present • 4 mos
Mountain View, California

http://www.calroo.com

As a CTO / Co-founder at Calroo, I lead the development of the mobile applications (iOS, Android) and the web application / APIs for this family calendar / organizer.

Senior Web Developer
Ominor
Jun 2008 – Apr 2011 • 2 yrs 11 mos
London, United Kingdom

At Ominor I helped build software for the retail industry, launching e-commerce and retailer focused applications using Ruby on Rails and PHP.

Senior PHP Developer
ZNET

Oct 2006 – Jun 2008 • 1 yr 9 mos
São Paulo Area, Brazil

At ZNet I helped built their entire systems for managing online content on the portal (videos, books, digital magazines, online stores and monthly subscription payments using PHP and JavaScript in a highly available environment.

Full Stack Developer
Mandic Cloud Solutions
Feb 2004 – Oct 2006 • 2 yrs 9 mos
São Paulo Area, Brazil

At Mandic, I helped build and deliver a large variety of products intended to provide cloud based, corporate e-mail solutions. Among my tasks were the development of a complete webmail system using javascript and PHP, a control panel built entirely out of JEE and javascript, and back-end server configuration and monitoring (Apache, QMail, OpenLDAP, Imap)

Education



Universidade de São Paulo
Bachelors, Physics
2000 – 2002

Skills & Endorsements

Software Development · 1
Bruna M. has given an endorsement for this skill

Ruby on Rails · 1
Endorsed by **1 connection**

iOS Development · 1
Endorsed by **1 connection**

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Recommendations

Received (0)   Given (1)



Ruth Fletcher
Executive Assistant, Head of Culture and Team at CrystalCommerce

April 25, 2018, Marcelo worked with Ruth in different groups

Ruth has been an inspiration to me and, maybe even unknowingly, helped me become a better professional just by following her behavior and attitude. The kind of person that will not shy away from the weirdest requests. It would be a pleasure to work with Ruth in the future and she is definitely someone you'd like to have in your team.

Interests



Tech Firefly
710 followers



Cypress HCM
57,208 followers



Shopify Partners
4,707 members



Radiansys Inc.
5,918 followers





 **ADVANTIS Global Inc.**
5,334 followers

 **Calroo**
34 followers

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